ADVANCED BATTERY TECHNOLOGIES, INC.

21 West 39th Street, Suite 2A

New York, NY 10018

212-391-2752

212-391-2751 (fax)

August 30, 2007

VIA EDGAR

Gary Todd

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Advanced Battery Technologies, Inc.

       Form 10-KSB for the year ended December 31, 2006

       Filed April 16, 2007

       Form 10-QSB for the quarter ended March 31, 2007

       File No. 000-13337

Dear Mr. Todd:

I am writing in response to your letter dated July 20, 2007.  The Staff’s comments that were set forth in your letter are repeated below, each followed by our response.

From 10-KSB for the fiscal year ended December 31, 2006

Report of independent registered public accounting firm, page F-1

1.

   We note that your new independent auditors are based in New Jersey while your principal operations are in China. Please respond to the following:

•

Tell us where your accounting records are located, including the language in which your accounting records are maintained and on what basis of GAAP.

•

Tell us where the audit fieldwork was performed (including who specifically performed that fieldwork). Describe the extent to which fieldwork in China was performed by employees of your US based auditors. Identify any other audit firms participating in that fieldwork and describe the extent of their participation.

•

If your auditors relied on the work of another accounting firm to perform work in China, please have your auditors tell us how they satisfied the relevant requirements of PCAOB in determining that such reliance was appropriate, including how they determined that it was not necessary to make reference to the other firm in their audit report.

•

Please fully describe your internal expertise in US GAAP; and, identify who at your company takes responsibility for determining how to appropriately apply US GAAP in preparing your financial statements.

•

If the accounting records and supporting documents are in other than English, tell us how your auditors were able to read those documents. Fully describe your auditors’ expertise in reading and speaking Chinese. Specifically address audit firm employees assigned to your account.

Overall, the response should fully explain how the US based auditors were able to successfully complete the audits of the Chinese operations.

Response to Comment 1:

Our original accounting data are recorded in the Chinese language on the accrual basis.  Most of the original accounting data and records related to our operations are located in our office in China, where we maintain a full staff of accounting professionals who have been trained to follow US GAAP. We also employ in our New York office a full-time Chief Financial Officer, who is U.S. educated and fluent in both English and Chinese.  She is responsible for overseeing the overall compliance of our accounting records with US GAAP.  Our CFO is also the employee who is primarily responsible for translating the accounting records from Chinese to English and determining how to appropriately apply US GAAP in preparing the financial statements.

Our new independent auditor, Bagell, Josephs, Levine & Company, LLC (“BJL”), is based in Gibbsboro, New Jersey. BJL employs three Chinese-speaking auditors in its office, including one manager, one senior and one junior, all of whom are involved in our audit. The audit fieldwork was performed at our headquarters in Harbin, China by these auditors.  BJL also subcontracts additional staff from a Beijing, China based CPA firm, Beijing Topson CPAs,  to assist them with the audits under BJL’s direct supervision.  BJL planned the audit, designed the audit programs on the specific areas,  and performed the audit.

The senior audit manager from BJL, who has recently accepted a partnership position with BJL, is a U.S. Certified Public Accountant who speaks and reads Chinese fluently. The two other auditors assisting him are also US-educated, but were originally from China.  So they are fully capable of reading the Chinese documents and preparing audit workpapers in English for their partners’ review. Because of their Chinese background, they have no problem communicating with our management and accounting staff in China.

Financial Statements

Consolidated Balance Sheet, page F-3

2.

The equity section of your balance sheet as of December 31, 2006 reports as a significant amount for deferred compensation related to common stock granted to employees. Upon adoption of SFAS 123(R) you were required to eliminate deferred stock-based compensation related to employees against the appropriate equity accounts. Please revise all future filings to eliminate all deferred stock-based compensation for employees against paid in capital. You should continue to make all relevant footnote disclosures as required by SFAS 123(R), including but not limited to, the amount of unrecognized employee stock based compensation, amortization included in earnings for each period and the amortization periods. You should also continue to amortize unrecognized employee stock-based compensation over the appropriate periods with charges to expense and credits to paid-in-capital.

Response to Comment 2:

Simultaneous with the filing of this letter, we are filing an amendment to our Annual Report on Form 10-KSB for the year ended December 31, 2006.  In the amended 2006 10-KSB the Company has eliminated all deferred stock-based compensation against additional paid-in capital account.  It will do so in future filings and will continue to make all relevant footnote disclosures.

Consolidated Statements of Operations, page F-4

3.

We see that you recorded an impairment loss for goodwill in other income and expenses. Goodwill impairment related to your continuing operations is an operating expense. Please reclassify to include the charge in income from operations in all future filings.

Response to Comment 3:

In the amended 2006 10-KSB the Company has reclassified the goodwill impairment loss to operating expense.  The Company will also do so in future filings.

Note 2, Summary of Significant Accounting Polices, page F-7

Prepaid Consulting Services, page F-9

4.

Your consulting arrangements have unusually lengthy terms with some extending to ten years. In future filings disclose the actual amortization periods in use. Provide sufficient detail so that investors can understand the impact of the unusually lengthy amortization periods. Show us what you plan to disclose.

Response to Comment 4:

In future filings the Company will add to the “Stock-Based Compensation” note in the Notes to Financial Statements the following disclosure:

At (end of period) the aggregate of unearned stock compensation attributable to the Company’s contracts with consultants was $__________.  The Company’s contracts with these consultants have terms ranging from 60 months to 120 months, and the unearned stock compensation will be amortized as expense over the respective terms of the contracts.  The following table shows the amortization of the unearned stock compensation relating to consulting contracts.

Year

Amortization

2007

$

2008

$

2009

$

2010

$

2011

$

2012

$

2013

$

2014

$

Note 6. Goodwill, page F-15

5.

You disclose that you determined that the fair market value of some of your machinery and equipment was below book value. Please tell us whether you recorded impairment of that property and equipment under SFAS 144. If you did not, please tell us why and support your rationale with specific reference to the requirements of SFAS144.

Response to Comment 5:

In the amended 2006 Form 10-KSB, Note 6 to the Financial Statements (Goodwill) has been revised, since, as originally filed, it misstated the nature of the impairment that was recorded.  The revision does not affect income per share or equity.  It is a reclassification from an incorrect explanation.

In January 2006, when the Company purchased the 30% minority interest in its operating subsidiary, it allocated amounts to buildings and plant, machinery and equipment and intangibles to reflect fair value. At December 31, 2006 the Company did not record any impairment of the machinery and equipment because, at December 31, 2006, fixed assets and intangibles approximated their fair value.

The Company, in its valuation at December 31, 2006, performed an impairment test of goodwill and determined that the carrying value of the goodwill that arose from the January 2006 acquisition exceeded its implied fair value. A goodwill impairment loss of $2,050,204 was recognized to reflect the proper value of the goodwill. The Company determined the implied fair value of the goodwill by allocating the price paid to acquire the 30% minority interest to all of its assets and liabilities at  the end of 2006.

6.

You disclose in Note 5 a method through which you assess the recoverability of goodwill. The method you describe appears to be that applied to long-lived assets under the scope of SFAS 144. With respect to goodwill, please tell us how your method is consistent with the guidance from paragraphs 19 through 21 to SFAS 142. Show us that you appropriately applied that guidance in measuring the goodwill impairment. We may have further comment on disclosure once we better understand how you measured the goodwill impairment recorded in 2006.

Response to Comment 6:

In the amended 2006 10-KSB that is being filed today, Note 5 to the Financial Statements (Intangible Assets) has been revised to remove goodwill from the explanation of how the Company tests for recoverability. This Note was intended to describe only the method for assessing the recoverability of amortizable intangible assets.

Note 10. Equity Incentive Plans, page F-18

7.

You are amortizing unearned compensation related to common shares issued to employees over an unusual lengthy period of 18.5 years. Stock-based compensation for shares granted to employees is normally amortized over the vesting period. Please tell us the vesting periods of the shares as specified in the grants. Also fully describe the basis in SFAS 123 (R) for the 18.5 year life assigned to unearned employee stock-based compensation. We may have further comment once we review your response.

Response to Comment 7:

Our employee stock-based compensation is amortized over the vesting period.  We offer our employees a choice of vesting periods varying from 5 years to 20 years. We offer the longer requisite service period because we aim for long-term prosperity, and the employees who share our vision chose to participate in our plans on a long-term basis. Among the 24 employees who were granted shares under our 2004 and 2006 Incentive Plans, 12 chose 20-year vesting period. Since the shares were granted, none of those 24 employees has left the company.

Exhibit, page 19

Item 15.  Exhibits, page 93

8.

It appears you have an open registration statement on Form S-8. Please tell us why the form 10-KSB does not include consents for incorporation of audit reports from the current and predecessor auditors in that Form S-8. Refer to S-B Item 601 and the instructions to Exhibit 23 for guidance.

Response to Comment 8:

In the amended Form 10-KSB that is being filed today, Bagell, Josephs, Levine & Company, LLC has consented to the incorporation by reference of its audit report dated April 6, 2007 in the Registration Statement on Form S-8 filed on April 24, 2006.  An amendment terminating the Registration Statement on Form S-8 that was filed on August 26, 2004 has been filed.

Form 10-QSB as of March 31. 2007

Financial Statements, beginning on page 2

9.

We see the significant change in accumulated other comprehensive income during the first quarter of 2007. In future quarterly filings please disclose a measure total comprehensive income for each period presented. Refer to paragraph 27 to SFAS 130.

Response to Comment 9:

The Company will make the disclosure in the future quarterly filings as suggested.

Yours.

/s/ Sharon Xiaorong Tang

Sharon Xiaorong Tang, Chief Financial Officer